Norton Rose Fulbright US LLP
1301 McKinney, Suite 5100
July 21, 2021	Houston, Texas 77010-3095
United States

Securities and Exchange Commission
Division of Corporation Finance	Brian P. Fenske
Office of Trade & Services	Partner
Washington, D.C. 20549	Direct line +1 713 651 5557
Attn: Amy Geddes and Theresa Brilliant	brian.fenske@nortonrosefulbright.com

Tel +1 713 651 5151
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nortonrosefulbright.com

RE:	MRC Global Inc.

Form 10-K for the Year Ended December 31, 2020

Filed February 12, 2021

File No. 001-35479

Ladies and Gentlemen:

By letter dated July 8, 2021 MRC Global Inc. (the “Company” or “MRC Global”) received comments from staff of the Division of Corporation Finance relating to the Form 10-K referenced above. Those comments are set forth below for your convenience, followed by MRC Global’s response to those comments.

Form 10-K for the Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018 Non-GAAP Measures, page 32

We note you have included the non-GAAP measures Adjusted Gross Profit and Adjusted EBITDA as performance measures in your filing, and that both of these measures include the inventory-related charges change in LIFO reserve, and charges to bring inventory valuation down to net realizable value. It appears these inventory-related items substitute individually tailored recognition and measurement methods for those of GAAP. While it may be appropriate to highlight these items in your discussion of operating results, it is unclear whether these are appropriate reconciling items for non-GAAP performance measures. Please support your inclusion of these reconciling items in your presentation of these non-GAAP measures. Refer to Question 100.04 in the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Response: Historically, we have consistently applied the changes in LIFO reserves regardless of whether the adjustment resulted in an increase or decrease to Adjusted Gross Profit and Adjusted EBITDA. The inclusion of the change in the LIFO reserve in our non-GAAP measures was previously addressed in correspondence with the Staff of the Division of Corporation Finance in 2012 and 20131. We adjust for the impact of reporting inventory on a LIFO basis compared to average cost, which is not an individually tailored recognition and measurement method but rather an acceptable method of reporting inventory under US GAAP. We believe our presentation is consistent with the discussion in Chapter 4 of Deloitte’s publication, “A Roadmap to Non-GAAP Financial Measures and Metrics”, pages 39-41, which provides the following guidance with respect to LIFO adjustments:

[1]	Refer to Staff comment letters dated February 8, 2012 and June 13, 2013, along with the subsequent responses provided by the Company.

“LIFO to FIFO adjustments — In certain situations, it may not be misleading for a registrant to present a measure that substitutes one acceptable measure under GAAP for another such measure. For example, if a registrant reports its inventory by using the LIFO method of accounting, it may make an adjustment to show the impact of reporting inventory on a FIFO basis if such adjustment otherwise complies with the non-GAAP measure rules. This may not be considered individually tailored accounting and therefore may be permitted because both presentations are acceptable under GAAP.”

Our management and Board of Directors assess our operating performance using measures that exclude the impact of changes in the LIFO reserves, consistent with the non-GAAP measures included in our filings. Additionally, the impact of the LIFO inventory costing method can cause results to vary substantially compared to our peers, which generally use other methods for inventory valuation (predominantly an average costing method). Further to this point, none of our primary public competitors use the LIFO inventory costing method, which can cause comparison of GAAP results to vary significantly, especially in inflationary or deflationary periods. The inclusion of the LIFO reserve as a reconciling item in our presentation of non-GAAP measures is important to investors for these reasons.

It is our standard practice when calculating Adjusted Gross Profit and Adjusted EBITDA to not exclude routine inventory adjustments that reduce inventory values to net realizable value. In 2020, the inclusion of these charges as a reconciling item for non-GAAP purposes was a direct result of the pandemic and related economic downturn. For reference, our revenue in 2020 was at a record low for the Company since our IPO. As a result, we were forced to take actions to right-size the business, including the closure of 27 branch locations and an increased focus on inventory centralization. These charges were incremental to normal operations, infrequent and objectively quantifiable. This treatment is also consistent with previous downturns, most notably in 2016 when the business encountered a similar economic downturn. During these same periods, we also recorded significant goodwill and intangible impairment charges and headcount reductions.

Adjusted Gross Profit and Adjusted EBITDA are widely used by investors to measure a company’s operating performance and to compare companies. Additionally, Adjusted Gross Profit and Adjusted EBITDA, as previously disclosed, are key performance measures used by our management for planning purposes, including the preparation of our annual operating budget and financial projections and to discuss the operational results with our Board of Directors.

In conclusion, we believe our current practice meets the compliance and disclosure requirements for non-GAAP measures and provides helpful information to the investment community for assessing our operating performance and comparing it with the performance of other companies.

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If you have any questions concerning this response or need additional information or clarification, please call me at 713-651-5557. Please find attached a CFO acknowledgement related to this filing.

Very truly yours,

/s/ Brian P Fenske

Brian P. Fenske

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ACKNOWLEDGEMENT

In connection with the filings referenced in the letter to which this Acknowledgement is attached, MRC Global Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

MRC Global Inc.

By:	/s/ Kelly Youngblood
Kelly Youngblood, Chief Financial Officer